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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF JANUARY, 2013

COMMISSION FILE NUMBER: 001-34491

DRAGONWAVE INC.

(Translation of registrant's name into English)

411 Legget Drive, Suite 600
Ottawa, Ontario, K2K 3C9
Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐  Form 20-F                        ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes                        ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a    .

        The following exhibits are issued by DragonWave Inc.

Exhibit Number	Description
99.1	Press release dated January 9, 2013 — DragonWave Inc. Reports Third Quarter Fiscal Year 2013 Results.
99.2	Unaudited interim consolidated financial statements for the three and nine month periods ending November 30, 2012.
99.3	Management's Discussion and Analysis for the three and nine month periods ending November 30, 2012.
99.4	CEO Certification of Interim Filings.
99.5	CFO Certification of Interim Filings.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAGONWAVE INC. (Registrant)
By:	/s/ Russell Frederick Name: Russell Frederick Title: Chief Financial Officer

Date: January 9, 2013

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SIGNATURES